J Sainsbury plc

82-913

RECEIVED

2004 OCT 26 A 8:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04045762

PROCESSED

NOV 01 2004

THOMSON FINANCIAL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 11 October 2004

SUPPL

Dear Sirs

J Sainsbury plc Clarification Statement

Please find enclosed copies of the above announcements made to the London Stock Exchange on 11 October 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

11 October 2004

J Sainsbury plc Clarification Statement

On 1 July 2004 Sainsbury's informed the market that the Company's profit expectations for the financial year ending 26 March 2005 were significantly below the then market consensus and detailed a number of factors impacting performance. Furthermore, it was pointed out that the majority of the impact would be incurred in the first half.

The Directors of Sainsbury's announce that underlying profits before taxation (see note) for the half year ended 9 October 2004 are expected to be within a range of between £125 million to £135 million.

As previously announced the Company is conducting a thorough Business Review, the conclusions of which will be announced on 19 October 2004. While this review is not yet completed, the Company is not in a position to give any guidance on the future expectations for the full year, but guidance will be given as part of the presentation of the business review.

This statement has been made following recent analyst and press comment.

Note
Underlying profit before tax is stated before exceptional items, amortisation of goodwill and costs or charges that may arise from the completion of the business review, which will be subject to our normal audit review.

Enquiries:

Investor Relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood